UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

894725-20-9

(CUSIP Number)

Faye C. Briggs
12076 Tavel Circle
Dallas, Texas 75230
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box:   [   ]

SCHEDULE 13D
CUSIP No. 894275-20-9
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Faye C. Briggs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 714,286

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 714,286

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,680*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.5%*

14	TYPE OF REPORTING PERSON IN

___________________________

* Includes (1) 50,000 shares of Series A Preferred Stock owned of record by Ms. Briggs that are convertible into 714,286 shares of Common Stock at the option of Ms. Briggs and (2) an additional 2,816,394 shares of Common Stock beneficially owned by Michael E. Montgomery. The holdings of Mr. Montgomery are included in the number of shares reported herein, as Mr. Montgomery and Ms. Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Ms. Briggs disclaims the beneficial ownership of such shares of Common Stock beneficially owned by Mr. Montgomery.

          This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Faye C. Briggs with the Securities and Exchange Commission ("SEC") on December 10, 2002 relating to the Common Stock of Trek Resources, Inc. (the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing.

          On February 24, 2003, Trek effectuated a ten-for-one (10:1) reverse stock split of its Common Stock. The main purpose of this Amendment is to amend the information contained on the cover page and Items 1 and 5 of the Filing to reflect changes resulting from the reverse stock split. Except as set forth in this Amendment, all other Items of the Filing remain unchanged.

Item 1. Security and Issuer.

            This statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Trek Resources, Inc. ("Trek"). Trek's principal executive offices are located at 4925 Greenville Avenue, Suite 955, Dallas, Texas 75206.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Securities Beneficially Owned: 3,530,680 shares of Common Stock*

Percentage of Class: 70.5%*

(b)	Sole Voting Power: 714,286 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 714,286 shares of Common Stock

Shared Dispositive Power: 0 shares of Common Stock

(c)

Ms. Briggs has not engaged in any transactions in the Common Stock since the date of her last Schedule 13D filing. The changes in the number of securities beneficially owned that are reported in this Amendment are solely the result of the 10:1 reverse stock split conducted by Trek on February 24, 2003.

__________________

* Includes (1) 50,000 shares of Series A Preferred Stock owned of record by Ms. Briggs that are convertible into 714,286 shares of Common Stock at the option of Ms. Briggs and (2) an additional 2,816,394 shares of Common Stock beneficially owned by Michael E. Montgomery. The holdings of Mr. Montgomery are included in the number of shares reported herein, as Mr. Montgomery and Ms. Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Mr. Briggs disclaims the beneficial ownership of such shares of Common Stock beneficially owned by Mr. Montgomery.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Faye C. Briggs
Faye C. Briggs
Date: March 31, 2003